UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

August 18, 2021

(Date of Report (Date of earliest event reported))

MOGULREIT II, Inc.

(Exact name of issue as specified in its charter)

Maryland	81-5263630
(State or other jurisdiction	(I.R.S. Employer
of incorporation or organization)	Identification No.)

10573 W Pico Blvd,

PMB #603

Los Angeles, CA, 90064

(Full mailing address of

principal executive offices)

(877) 781-7153

(Issuer’s telephone number, including area code)

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events.

On August 18, 2021, MogulREIT II, Inc. issued an investor communication relating to the quarter ended June 30, 2021. The text of the investor communication is set forth below.

Q2 2021*

To discuss your REIT holdings, schedule a Call with Investor Relations at:

https://calendly.com/realtymogul-investor-relations or call 877-781-7062

MOGULREIT II

OFFERING OVERVIEW	TOTAL ASSET VALUE[1]	$268,000,000
	NUMBER OF INVESTMENTS	10
MogulREIT II is a public, non-traded REIT, investing in value-add multifamily apartment buildings with both preferred and joint venture equity, with a focus on providing capital appreciation to investors.	TOTAL NUMBER OF MULTIFAMILY UNITS	2,220
	WEIGHTED AVERAGE PROJECTED HOLD PERIOD	67 Months
	ANNUALIZED DISTRIBUTION RATE[2]	4.5%
KEY OBJECTIVES	DISTRIBUTION FREQUENCY	Quarterly
	TAX REPORTING FORM	1099-DIV

●	To realize capital appreciation in the value of our investments over the long term
●	To pay attractive and stable cash distributions.

PORTFOLIO STATISTICS3

*All data as of June 30, 2021 unless otherwise specified.

1 Aggregate value of all underlying properties in MogulREIT II, Inc. based on the most recent internal valuations as of June 30, 2021 pursuant to our valuation policies. As with any methodology used to estimate value, the methodology employed by our affiliates’ internal accountants or asset managers is based upon a number of estimates and assumptions about future events that may not be accurate or complete. For more information, see the “Description of Our Common Stock – Valuation Policies” section of our offering circular.

2 MogulREIT II has declared distributions on a quarterly basis since January 1, 2018. The quarterly distributions equate to approximately 4.50% on an annualized basis based upon the then current purchase price. The annualized distribution rate is not a guarantee or projection of future distributions, and the board of directors may in the future declare lower distributions or no distributions at all for any given period.

3 Based on the current outstanding investment amount as of June 30, 2021.

2

VIEWS FROM MANAGEMENT

Dear Investor,

Thank you for your continued support of MogulREIT II. We have now provided 14 consecutive quarters of distributions, totaling over $3,200,000. To date, over 2,500 investors have invested, and MogulREIT II holds investments in, over $268 million4 of real estate. We are also happy to share that 66% of investors have enrolled in the distribution reinvestment plan (DRIP), allowing for their distributions to compound over time. If you would like to participate in the DRIP, simply log into your account and then select “Reinvest Distributions.”

We are proud that in Q2 2021, our Net Asset Value (NAV) per share increased from $10.65 to $10.70. This NAV per share increase represents a 0.5% return for Q2 2021, which, including our average daily distributions equating to a 4.5% annualized return for the year, represents an average total return of 1.6% for the quarter to stockholders and 7.5% for the year.5 We plan to continue to focus 2021 on growth strategies for our existing portfolio to take advantage of the improving economic climate as well as new acquisitions to boost our NAV.

Regarding the makeup of the portfolio, we continue to seek a diversified portfolio of commercial real estate investments to provide investors exposure to the commercial real estate market through their investment in MogulREIT II.6 As of June 30, 2021, MogulREIT II has ten investments spread across eight markets.

We believe that the stimulus provided by the federal government accomplished its goal of facilitating economic growth as the U.S. continues to recover from the novel coronavirus pandemic (COVID-19). During Q2 2021, the U.S. Bureau of Economic Analysis estimated that U.S. real GDP grew 6.5% quarter over quarter, and total GDP now exceeds pre-pandemic levels by 4.7%. The Federal Reserve continues to increase its GDP prediction and now forecasts a 7.0% increase in real GDP for 2021, compared to its 6.5% prediction last quarter, as well as a 4.5% unemployment rate by year-end. Strong employment may put upward pressure on wages, which could benefit the multifamily asset class by increasing personal savings. In addition, the Consumer Price Index rose year over year 4.2% in April, 5.0% in May, and 5.4% in June, according to the U.S. Bureau of Labor Statistics. We believe that real estate is positively correlated with inflation as property prices and rental income tend to rise as inflation rises. We like multifamily investments in an inflationary environment as the typical one-year lease term allows an owner to mark rents to market on an annual basis. As cities across the country continue to reopen since the outbreak of the COVID-19 pandemic, we believe that the economy will continue to improve and create an accretive environment for real estate investment. We believe that MogulREIT II is well positioned as it continues to seek a diversified portfolio of commercial real estate, which has a low or negative correlation to other major asset classes and over time has exhibited less volatility than other asset classes.7

During Q2 2021, rent collections for the properties in MogulREIT II’s portfolio averaged 91%, a 2% decrease quarter over quarter. For the uncollected rent, the real estate companies are working with tenants to apply to state funded COVID rent relief programs as further described below. Our portfolio consists entirely of multifamily properties, which we believe is an economically resilient asset type that offers optimal risk-adjusted returns.

In 2020, 100% of distributions were classified as return of capital, which are non-taxable.8 This classification was due in part to depreciation from our real estate investments, which offsets income.

4 Aggregate value of all underlying properties in MogulREIT II, Inc. based on the most recent internal valuations as of June 30, 2021 pursuant to our valuation policies. As with any methodology used to estimate value, the methodology employed by our affiliates’ internal accountants or asset managers is based upon a number of estimates and assumptions about future events that may not be accurate or complete. For more information, see the “Description of Our Common Stock – Valuation Policies” section of our offering circular.

5 Represents the average total return based on the average aggregate distributions issued by MogulREIT II, Inc. and increase in NAV per share for the quarter ended June 30, 2021 and year-to-date as of June 30, 2021. An individual stockholder’s total return may vary from this average total return, and there is no assurance that stockholders will be able to realize the estimated NAV per share upon attempting to sell their shares. For purposes of this calculation, “Total Return” equals distributions issued to a stockholder plus the change in NAV per share (either positive or negative), less any applicable share repurchase fees, over the course of such stockholder’s investment.

6 An investment in MogulREIT II is not a direct investment in commercial real estate.

7 Commercial real estate performs differently than other asset classes, such as stocks or bonds, and lacks liquidity. An investment in MogulREIT II is not a direct investment in commercial real estate.

8 There is no guarantee that stockholders will receive a distribution, and distributions have been paid from net proceeds from our offering, cash advances by our Manager, cash resulting from a waiver of fees or reimbursements due to our Manager, borrowings in anticipation of future operating cash flow and the issuance of additional securities.

3

INVESTMENT UPDATES

THE CLOVER ON PARK LANE (FKA SERENDIPITY APARTMENTS)	BROOKLYN PORTFOLIO

Location: Dallas, TX

Equity Investment: $4,000,000

Business Plan: Acquire and renovate a garden-style apartment community.

Investment Type: Joint Venture Equity

Date Added to REIT: 09/01/2017

Asset Management Update: Property occupancy decreased 2% quarter over quarter, ending Q2 at 92%. Through Q2 2021, 279 of the 343 units, or 81%, have been renovated as part of the value-add business plan. The bulk of the capital improvement plan has been achieved as exteriors and common area improvements are 97% complete. The property continued its high collections, averaging 93% collections for Q2 2021. The real estate company has been working extensively with the Texas Rent Relief Program, and a portion of the collections reflects tenant payments procured from this program.

As previously reported, the real estate company refinanced the property to reduce the interest rate on the senior loan and to take the project to completion. The real estate company has now returned approximately 75% of the original equity invested.

Location: Brooklyn, NY

Equity Investment: $3,000,000

Business Plan: Acquire nine rent-stabilized properties, maximize occupancy and increase rents as allowed.

Investment Type: Joint Venture Equity

Date Added to REIT: 11/30/2017

Asset Management Update: Portfolio occupancy decreased 2% quarter over quarter, ending Q2 at 95%, with six vacant units in the 112-unit portfolio. The real estate company has been leasing, and will continue to lease, units according to the legal rents set by the New York Rent Guidelines Board. In Q2 2021, property collections averaged 92%.

4

VILLAS DEL SOL I & II (FKA PLANO
MULTIFAMILY PORTFOLIO)

Location: Plano, TX

Equity Investment: $1,000,000

Business Plan: Acquire and renovate a portfolio of garden-style apartment buildings.

Investment Type: Joint Venture Equity

Date Added to REIT: 01/09/2018

Asset Management Update: Portfolio occupancy increased 8% quarter over quarter, ending Q2 at 96% occupied. 62 of the 156 units have been upgraded with new flooring, appliances, backsplash, and lighting packages. Upgrades on the remaining units have been temporarily paused due to COVID-19 to maximize occupancy. Exterior and common area improvements are complete, and the property is amenitized with an improved leasing office, gazebos, BBQ grills, an upgraded laundry room and soccer court. The property averaged 92% collections for Q2 2021.

As previously reported, the real estate company refinanced the property to reduce the interest rate on the senior loan and to take the project to completion. The real estate company has now returned all of the original equity invested.

VILLAS DE TOSCANA (FKA TUSCANY AT
WESTOVER HILLS)

Location: San Antonio, TX

Equity Investment: $1,000,000

Business Plan: Acquire and renovate a garden-style apartment community.

Investment Type: Joint Venture Equity

Date Added to REIT: 01/31/2018

Asset Management Update: Property occupancy increased 5% quarter over quarter, ending Q2 at 96% occupied. 43 of the 166 units have been upgraded with new flooring, appliances, backsplash, and lighting packages. The real estate company has also completed light to moderate upgrades on 86 units; however, upgrades on the remaining units have been temporarily paused due to COVID-19 to maximize occupancy. The real estate company has completed all exterior capex work, which included roof repairs, exterior painting, backyards, landscaping, pool improvements, energy retrofits, signage, solar screens, and office renovations. The property averaged 94% collections for Q2 2021.

5

VILLAS DE SONOMA (FKA VILLAS DE MAR)

Location: Fort Worth, TX

Equity Investment: $1,066,558

Business Plan: Acquire and renovate a garden-style apartment community.

Investment Type: Joint Venture Equity

Date Added to REIT: 02/28/2018

Asset Management Update: Property occupancy increased 1% quarter over quarter, ending Q2 at 87% occupied. 49 of the 263 units have been upgraded with new flooring, appliances, backsplash, and lighting packages. The real estate company has also completed light to moderate upgrades on 58 units; however, upgrades on the remaining units have been temporarily paused due to COVID-19 to maximize occupancy. The real estate company has completed all exterior capex work, which included clubhouse renovations, BBQ grills, paint, signage and water retrofit. The retaining wall repair has been successfully completed as well. The property averaged 71% collections for Q2 2021. The real estate company has been working extensively with the Texas Rent Relief Program and helping facilitate the process and educating residents on this and other options as much as possible.

AVON PLACE APARTMENTS

Location: Avon, CT

Equity Investment: $3,000,000

Business Plan: Acquire and renovate a garden-style apartment community.

Investment Type: Joint Venture Equity

Date Added to REIT: 11/01/2018

Asset Management Update: Property occupancy increased 3% quarter over quarter, ending Q2 at 95% occupied. 36 of the 164 units have been renovated with new flooring, appliances, cabinets, fixtures, and lighting packages. These renovated units have achieved premiums of $334 above previous rents, exceeding the pro forma target of $223 by 50%. The real estate company now plans to resume unit renovations in Q3 2021 as it has finalized its renovation budget. The real estate company had previously completed property improvements, including painting all common areas and hallways, furnishing the pool area and renovating the clubhouse/game room and kitchen. The property averaged 99% collections for Q2 2021.

The real estate company refinanced the property to reduce the interest rate on the senior loan, and to take the project to completion. The real estate company distributed a portion of the refinance proceeds and has now returned approximately 35% of the original equity invested.

6

TERRACE HILL APARTMENTS	NINETY-NINE44 APARTMENTS

Location: El Paso, TX

Equity Investment: $3,385,320

Business Plan: Acquire and renovate a garden-style apartment community.

Investment Type: Joint Venture Equity

Date Added to REIT: 5/31/2019

Asset Management Update: Property occupancy increased 4% quarter over quarter, ending Q2 at 96% occupied. As of June 2021, 217 of the 310 units have been renovated since acquisition, and the renovation costs have remained under budget. Of those 217 units, all have been leased and have achieved an average premium of $133/month over prior rents and within 5% of projected rents. The exterior capex work has been completed, including HVAC conversion to refrigerated air, new roofs, new exterior paint, upgraded landscaping, pool renovation, re-purposing of an old tennis court to a new resident lounge area with a new basketball court and open grass area, new tables and benches, new BBQ grills, and low-flow toilets and showerheads retrofit. The property averaged 97% collections for Q2 2021.

Location: Dallas, TX

Equity Investment: $4,000,000

Business Plan: Acquire and renovate a garden-style apartment community.

Investment Type: Joint Venture Equity

Date Added to REIT: 9/9/2020

Asset Management Update: Property occupancy increased 4% quarter over quarter, ending Q2 at 89% occupied. As of June 2021, the real estate company renovated 31 units. Of those 31 units, 20 have been leased and have achieved an average premium of $128/month over prior rents and within 1% of projected rents. The exterior capex work has also commenced, with landscaping, parking lot repairs, parking lot restriping and trip hazards completed. The property averaged 85% collections for Q2 2021. The real estate company is working with delinquent residents to pursue rent relief through the Texas Rent Relief Program.

7

THE ORION

Location: Orion Township, MI

Equity Investment: $5,000,000

Business Plan: Acquire and renovate a garden-style apartment community.

Investment Type: Joint Venture Equity

Date Added to REIT: 3/23/2021

Asset Management Update: The Property was acquired in March 2021, and occupancy ended Q2 at 96%. As of June 2021, 21 of the 310 units have been renovated since acquisition. Of those 21 units, 19 have been leased and have achieved an average premium of $286/month over prior rents and 9% over of projected rents. The property averaged 94% collections for Q2 2021.

LOTUS VILLAGE

Location: Austin, TX

Equity Investment: $2,500,000

Business Plan: Acquire and renovate a low-rise apartment community.

Investment Type: Joint Venture Equity

Date Added to REIT: 6/25/2021

Asset Management Update: The Property was acquired in June 2021, and the real estate company is implementing its takeover process. The Property is 97% occupied as of June 2021.

8

INVESTMENT ACTIVITY

Distributions

MogulREIT II has declared distributions for 14 consecutive quarters. The board of directors authorized a distribution for each month of the second quarter of 2021 on March 30, 2021. Distributions have been paid on a quarterly basis since January 1, 2018 and equate to approximately 4.5% on an annualized basis based upon the then current per share purchase price.

DISTRIBUTION SUMMARY

9

NET ASSET VALUE (NAV)

PRICE PER SHARE (AS OF 7/28/21)*	NAV PER SHARE (AS OF 6/30/21)

$10.70	$10.70

*Our offering price per share equals our most recently announced NAV per share and will be adjusted at the beginning of every fiscal quarter (or as soon as commercially reasonable thereafter). On July 28, 2021, we announced that our NAV per share is $10.70, as of June 30, 2021. Accordingly, effective July 28, 2021, the offering price per share is $10.70. The price per share pursuant to our distribution reinvestment plan will equal our most recently announced NAV per share and any repurchases of shares made pursuant to our share repurchase program will be made at the most recent NAV per share (less any applicable discounts, as set forth in our offering circular).

The NAV per share calculation reflects the total value of our assets minus the total value of our liabilities, divided by the number of shares outstanding.

As with any methodology used to estimate value, the methodology employed calculating our NAV per share is based upon a number of estimates and assumptions about future events that may not be accurate or complete. Further, different parties using different assumptions and estimates could derive a different NAV per share, which could be significantly different from our calculated NAV per share. Our NAV will fluctuate over time and does not represent: (i) the price at which our shares would trade on a national securities exchange, (ii) the amount per share a stockholder would obtain if he, she or it tried to sell his, her or its shares or (iii) the amount per share stockholders would receive if we liquidated our assets and distributed the proceeds after paying all our expenses and liabilities.

Copyright © 2021 RM Adviser, LLC, All rights reserved.

10

Previous Updates

Please follow the below links to access updates from the prior four quarters. Historical quarterly updates can also be found on the SEC EDGAR website.

Q1 2021 Shareholder Letter

Q4 2020 Shareholder Letter

Q3 2020 Shareholder Letter

Q2 2020 Shareholder Letter

As always, please feel free to contact us at info@realtymogul.com or call directly with any questions you may have.

Sincerely,

/s/ Jilliene Helman	/s/ Eric Levy
Jilliene Helman	Eric Levy
CEO, RM Adviser, LLC	Vice President, Portfolio Manager, RM Adviser, LLC

Forward-Looking Statements

This Current Report on Form 1-U contains forward-looking statements within the meaning of the federal securities laws. The words “believe,” “estimate,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” “continue,” “could,” “might,” “potential,” “predict,” “should,” “will,” “would,” and similar expressions or statements regarding future periods or the negative of these terms are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this Current Report on Form 1-U.

11

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOGULREIT II, INC.

By:	/s/ Jilliene Helman
Name:	Jilliene Helman
Title:	Chief Executive Officer, Chief Financial Officer, President, Treasurer and Secretary

By:	/s/ Eric Levy
Name:	Eric Levy
Title:	Vice President, Portfolio Manager, RM Adviser, LLC

Date:	August 18, 2021